July 26, 2007 By EDGAR Transmission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mark Kronforst, Accounting Branch Chief
Mark Shannon, Staff Accountant

Re:	Gensym Corporation (File No. 0-27696)
Form 10-K for Fiscal Year Ended December 31, 2006

Ladies and Gentlemen:

On behalf of Gensym Corporation (“Gensym” or the “Company”), this letter is submitted in response to comments contained in a letter dated July 20, 2007 (the “Letter”) from Mark Kronforst of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to Robert Ashton, President and Chief Executive Officer of Gensym. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the number of comments in the Letter and to the headings used in the Letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Statements of Operations, page 36

1.	We note that you bundle term license arrangements that include maintenance and recognize the revenue ratably. Further, we note that you recognize revenue using contract accounting. Please tell us whether this revenue is reported within product revenue, service revenue, or allocated to both using some allocation method. Also, explain how your presentation complies with Rule 5-03.1 of Regulation S-X.

Response:	The Company supplementally advises the Staff that a portion of revenue recognized from term license arrangements is classified as product revenue and a portion is classified as maintenance revenue consistent with the Company’s classification of revenue as defined by Rule 5-03.1 of Regulation S-X. The majority of the Company’s license sales are for perpetual licenses, where the Company has established vendor specific objective evidence (VSOE) of the value of maintenance and applies the residual method set forth in Statement of Position (SOP) 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, to allocate revenue between the elements. The Company uses this ratio of product and maintenance revenue when allocating term license arrangements’ contract value between product and maintenance revenue, as it believes that its perpetual license arrangements represent a reasonable proxy for the allocation of revenue for term licenses. For term licenses, both the maintenance and product revenue is recognized ratably over the life of the license term.

Securities and Exchange Commission July 26, 2007 Page 2

The Company also recognizes revenue using contract accounting. The Company allocates the value of the product, maintenance and services revenue based on their proportional value of the sale using the values that would be assigned to the elements under the residual method that the Company would use if the elements qualified for separate units of accounting. This is similar to the process described above, where the allocation of revenue between categories yields a ratio of the license and maintenance value consistent with typical perpetual license arrangements, and service revenue based on the usual daily rates.

Note 1. Operations and Significant Accounting Policies

Revenue recognition, page 40

2.	We note you account for certain software and services projects under SOP 81-1 and recognize revenue ratably over the term of the consulting engagement or at the time of delivery of contractual milestones. Please refer us to the specific guidance in SOP 81-1 that supports this method of revenue recognition.

Response:	The Company supplementally advises the Staff that the software and services projects referenced in Note 1 (Operations and Significant Accounting Policies) are contracts where a perpetual license has been sold and a significant amount of customization of the license is required. In these circumstances, the Company has concluded that the customization services do not qualify for a separate unit of accounting under SOP 97-2, Software Revenue Recognition. As a result, the software license and customization services are recognized as a combined unit of accounting and contract accounting is applied. For the significant majority of these contracts, the Company recognizes the revenue using the percentage-of-completion method (using input measures, generally labor hours), as prescribed in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The Company has also had a limited number of contracts of this type that contained prescribed performance milestones, where the Company uses these output measures to recognize revenue as permitted by SOP 81-1. In these cases, the Company recognizes the revenue when the milestones are achieved and accepted by the customer.

In response to the Staff’s comment, in future filings the Company intends to revises this disclosure to clarify the revenue recognition method for the referenced contracts.

3.	You disclose on page 23 that the U.S. government is a major customer. Please tell us whether any of your arrangements with the U.S. government are subject to fiscal funding clauses and, if so, how your revenue recognition policy addresses those clauses.

Response:	The Company supplementally advises the Staff that it has arrangements with the U.S. government that are subject to fiscal funding clauses. However, the Company does not provide product or services, nor does it recognize revenue, until funding is authorized for the specific items.

Securities and Exchange Commission July 26, 2007 Page 3

4.	We noted from your discussion of related party transactions on page 33 that it appears you offer web hosting services. Please explain to us, in more detail, the nature of these services and how you recognize this revenue.

Response:	The Company supplementally advises the Staff that it does not offer web hosting services. In 2005, the Company engaged its related party, Market Partners, to explore the option of a web hosted application. Subsequently, in 2006, the Company discontinued this project when marketing research determined it was not a viable business opportunity. The Company’s agreement with Market Partners provided for a monthly performance bonus to be paid based upon gross revenue form web hosted business. However, the Company has never provided these types of services to its customers and no amounts were paid to Market Partners under this provision of the agreement.

* * *

In connection with this response, Gensym has authorized us to acknowledge to you, on its behalf, that:

•	Gensym is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gensym may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (617) 526-6626 or Corey DuFresne of this Firm at (617) 526-6039 with any questions concerning this letter. Please indicate receipt hereof by stamping the enclosed copy of this letter and returning it in the envelope provided.

Very truly yours,

/s/ David A. Westenberg
David A. Westenberg

cc:	Robert Ashton